July 3, 2024

Surendra Ajjarapu
Chief Executive Officer
AIRO Group, Inc.
515 Madison Avenue, 8th Floor, Suite 8078
New York, NY 10022

       Re: AIRO Group, Inc.
           Amendment No. 6 to Registration Statement on Form S-4
           Filed June 26, 2024
           File No. 333-272402
Dear Surendra Ajjarapu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-4 filed June 26, 2024
General

1. We note your disclosure that Kernel requested a hearing before the Nasdaq Hearings
       Panel, which was scheduled for April 11, 2024. Please update this disclosure in your next amendment.
 July 3, 2024
Page 2
Critical Accounting Policies and Estimates
Goodwill, page 211

2. We note your revised disclosures in response to comment 4. Considering it appears that your Electric Air Mobility reporting unit may be at risk of failing the quantitative impairment test, please address the following items:

             Tell us your consideration of whether the Electric Air Mobility reporting unit is at risk of failing the quantitative impairment test. To the extent that you do not believe that the Electric Air Mobility reporting unit is at risk for impairment, outline for us
           why you believe that the reporting unit   s carrying amount is fully
recoverable and not
           at risk. Revise your disclosures accordingly.

             We note your disclosure that your terminal value growth rate for your reporting units was 4.0% and that the projected revenue estimates used for your goodwill testing were different than your prior projections, as shown on page 99. Disclose your key revenue assumptions for the Electric Air Mobility reporting unit, including both short-term and mid-term revenue assumptions. Additionally, disclose how much your revenue assumptions have changed over a relevant period and the basis for your revenue assumptions.

             We note that your prior projections reflected EBITDA losses for Electric Air Mobility through 2026, as shown on page 99. You disclose that, as part of your goodwill testing, these estimates were updated based on more detailed factory production simulations. Please disclose in reasonable detail your plans for this reporting unit to achieve profitability in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

             For each unit that is at risk for impairment, disclose the degree of uncertainty associated with your key assumptions, such as revenue growth rates, EBITDA projections, and WACC discount rates, and address potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

             Tell us if you have performed any interim goodwill impairment tests since October 1,
           2023.
 July 3, 2024
Page 3

       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Kate Bechen